Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna challenges decision to re-assess extension of San Jose Mine Environmental Impact Authorization

Vancouver, January 5, 2023: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports that its Mexican subsidiary, Compania Minera Cuzcatlan (“Minera Cuzcatlan”), has received written notice of a resolution (the “SEMARNAT Resolution”) issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) which provides that SEMARNAT is re-assessing the 12-year extension (“EIA Extension”) to the environmental impact authorization (“EIA”) for the San Jose Mine, located in Oaxaca, Mexico that it granted to Minera Cuzcatlan in December 2021 (refer to Fortuna news release dated December 20, 2021).

Jorge A. Ganoza, President and CEO, commented, “It is incomprehensible that we find ourselves again having to contest a controversial resolution issued by SEMARNAT. This specific authorization, one of the many under which San Jose operates, was confirmed by the Federal Court last November, with a ruling in our favor against SEMARNAT.” Mr. Ganoza added, “Moreover, under the four years of the current Mexican Administration, the San Jose Mine has been audited annually by the Federal Environmental Attorney’s Office (PROFEPA) as well as the National Water Commission (CONAGUA), and in every single audit, San Jose´s compliance with environmental obligations has been confirmed. Further, during this period, SEMARNAT has issued two multi-year environmental authorizations for the mine and tailings facility.” Mr. Ganoza concluded, “Minera Cuzcatlan is diligently working with the government authorities to resolve this matter and is concurrently pursuing all pertinent legal protection.”

Subsequent to the grant of the EIA Extension on December 16, 2021, SEMARNAT suggested that it had made a typographical error in the EIA Extension and that the correct term was two years (refer to Fortuna news release dated February 4, 2022). Minera Cuzcatlan initiated legal proceedings to challenge and revoke the alleged typographical error, and on November 7, 2022, the Company announced that the Mexican Federal Administrative Court had issued a judgment in favour of the Company and re-confirmed the term of the EIA Extension for the San Jose Mine for a period of 12 years (Refer to Fortuna Q3 2022 MD&A).

On January 2, 2023, Minera Cuzcatlan received the SEMARNAT Resolution which annuls the EIA Extension and requires SEMARNAT to re-assess its decision to extend the EIA by conducting a review of the following two areas of the extension that it previously considered, and subsequently issue a new decision related to the extension of the EIA that:

•	SEMARNAT did not have authority to grant an extension to the EIA for more than half of the original 12-year term of the EIA

•	In the EIA Extension, SEMARNAT did not provide sufficient analysis to justify the compliance by the Company of some of its environmental obligations in order for SEMARNAT to grant the extension of the term of the EIA

Management of the Company believes that the SEMARNAT Resolution is unfounded and has no merits, as:

(i)	SEMARNAT has the authority under the General Ecological Equilibrium and Environmental Protection Law to grant an extension of the EIA for a period of 12 years

(ii)	By granting the extension to the EIA in December 2021, SEMARNAT had confirmed that operations at the San Jose Mine are conducted in compliance with all environmental obligations under the EIA which justified the EIA Extension

As a result, Minera Cuzcatlan will pursue all legal protection available to it, which includes initiating legal proceedings against SEMARNAT to contest and revoke the annulment of the EIA, which revocation is appealable by the Company.

Minera Cuzcatlan is in full compliance with all material environmental laws and continues to operate under the terms of the EIA. The Company continues to work with communities from the surrounding area in relation to the mine to enhance and expand the social benefits of the mine in the region. The mine is the single largest employer in the region of Valles Centrales and provides direct employment to over 1,200 people. The Company has sustainable development initiatives with various neighbouring communities and works with over 150 small local enterprises.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:
Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the legal proceedings to be initiated by Minera Cuzcatlan to contest and revoke the annulment of the EIA; the likelihood of success in the legal proceedings; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “intended”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, factors beyond our control, including but not limited to, the ability of Minera Cuzcatlan to successfully contest and revoke the SEMARNAT Resolution; changes in laws, rules or regulations and other challenges discussed in our public filings; changes in general economic conditions and financial markets; the continued rising rates of global inflation which impact the costs of operations; the risks relating to a global pandemic, including the COVID-19 pandemic, as well as risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian conflict, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; the imposition of capital controls in countries in which the Company operates; the continuance of currency controls in Argentina; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to that the Company will be successful in revoking the SEMARNAT Resolution; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 and other geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.